Exhibit 21

SUBSIDIARIES OF THE COMPANY

Subsidiary	Jurisdiction of Incorporation

Standard Microsystems Corporation (Asia)	Delaware, U.S.A.
BridgeCo, LLC (FKA BridgeCo, Inc.)	California, U.S.A.
Standard Microsystems Corporation (Asia) S.C.S.	Luxembourg
SMSC Europe GmbH	Germany
SMSC North America, Inc.	Delaware, U.S.A.
SMSC Analog Technology Center, Inc.	Arizona, U.S.A.
Standard Microsystems, KK	Japan
SMSC Holdings S.à.r.l.	Luxembourg
SMSC Trading	Luxembourg
SMSC Standard Microsystems (Canada) Corporation	Canada
SMSC Sweden AB	Sweden
K2L GmbH	Germany
Standard Microsystems India Private Limited	India
BridgeCo Technologies India Private Limited	India
SMSC Bulgaria EOOD	Bulgaria
Wireless Audio IP B.V.	The Netherlands
Wireless Sound Solutions B.V.	The Netherlands
Wireless Sound Solutions Pte. Ltd.	Singapore
SMSC Storage, Inc.	Delaware, U.S.A.
SMSC Technology (Shenzhan) Co. Ltd.	People’s Republic of China